ZING DRONE SOLUTIONS

2023 REPORT

Share Report

LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

In 2023 we have taken two new products to market and achieved record revenue numbers. We have strengthened our connection with the FAA by launching our products on their platform and offering a compliant solution to the new Remote ID regulation to the market. We performed test flights with a number of drone manufacturers including NARMA from Korea and Heven from Israel. We are bringing this momentum into 2024 to continue achieving revenue growth and building both our IP and product portfolio.

We need your help!

Zing's investors can join our social media channels as we ramp up our digital marketing strategy. Investors can send us feedback, interesting news, and industry updates to info@zingdrones.com. For our customers who are drone pilots we encourage you to check out other new Z-RID series product line and consider making a purchase and providing a testimonial for the product. As we go into 2024, you can continue to support us by staying connected on social media and sharing our new products with any drone pilots in your network.

Sincerely,

Ian Annase

Founder & CEO

Our Mission

In five years we would like to replace every ground vehicle carrying a single package with a drone in order to reduce traffic, increase efficiency, and help preserve the environment.

Our Website ↗

in f ⦾

How did we do this year?



REPORT CARD

A+

☺ **The Good**

Zing brought two products (the Z-RID and Z-RID Lite) from idea to FAA approval to commercialization.

Zing filed a provisional patent for Remote ID Conflict, a deconfliction system, to strengthen their IP portfolio.

Zing achieved record revenue growth in 2023 as the FAA deadline for Remote ID compliance approaches in 2024.

☹ **The Bad**

Resource constraints forced us to operate lean and caused delays in bringing product to the market.

Agreements with partners could have used more legal review and negotiated better terms.

Could have leveraged digital marketing more to promote product to a wider audience.

2023 At a Glance

January 1 to December 31



$40,847 +480%

Revenue



-$160,287

Net Loss



$0

Short Term Debt



$235,000
Raised in 2023



$17,861
Cash on Hand
As of 02/20/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$7,048
-$157,590
$40,847
-$160,287
2022
2023

Net Margin: -392% Gross Margin: 16% Return on Assets: -558% Earnings per Share: -$0.02 Revenue per Employee: $10,212

Cash to Assets: 10% Revenue to Receivables: ~ Debt Ratio: 0%

Zing_GAAP_Financial_Report.docx.pdf

We ❤ Our 168 Investors

Thank You For Believing In Us

Wardell Carter
Katherine Jones
Jill Stringham
Kyle Powroznyk
Michael Moore
Kwaku Duffour-Donkor
Guy Walters
Joshua Guy
Isaac Beard
Hellen Mbithi
Derek Scott
Dave Asbel
William Drbohlav
Robert Stauffer
Stephanie Stock
Diego Valderrama
Jose A Jimenez
Maria Evangelista
Keith Stoddard
Meredith Robbins
Max Davis
Jeremy Ryan Seppi
Peter Lee
Aaron Gillette
James E Hanner III
Lionel Brown
Travis Snoderly
Dominick Savillo
G Foster
Enric Espí Mollá
Gene Zdenek
Stephen Delaire
Andrew Hicks
Tracie Smoak Annase
Robert Randle
Brian Thomson
Gentry A Palmer
Deon Lumpkin
Zakary Burdick
Neil McGowan
Elijah Erny
Adam Evans
Jacob Tiffany
Abdulla Alzaabi
Geogy Philip
Spring Nunn
Alexios Alexiou
Joseph Garzone
Trent Bausley
Pedro Dominguez
Patrick O
Caspar Davey
Daniel J Kerbacher
Chris Times
Chris Bennett
Bradley Humble
Ryan Sterling
Connor Augustine
Alec Hollingsworth
Alberto Burgos
Sameer Padala
Leonardo Garcia
John Cowan
Keith Hanson
Zachary Garland
Nirmam Patel
David Holman
Matteo Lattuada
Richard Murphy
Robert B. Menke
Ryan Finger
Kevin I Meredith
Nezamur Mollah
James Wenyon
Diane Kestner
Linda E Carlson
Rose Wycoco
Scott Winston
David Brown
Frederick A Browne
Tawn Miller
Willie Okpoyo
Jacob Stover
David Moss
Garrett Anderson
Zachary David Mangum
Jayson Seaver
Glenn F Burger
Chetan Mogal
Anwar Albarouki
Dapo Lediju
Clark Busenitz
Gerardo Garcia Rosales
Michael O'Brien
Abhay Sampath
Zackery Stone
Gerald Asher
Carson Hardy
Sammy Loutfi
Johnny Evans
Duane Pooley
David Macario
Loc Dao
Donald N. Parrish
Joshua Louissaint
Rahul Batra
Ali Abdulla Rashed Aldhaheri
Kaleeswaran Jayakalimuthu
Estela Boyles
John Ulon German
Warren Hill
Andrew Fritzler
Jeffrey Morgan
Michael Barbato
Yuliya Messieha
Richard S Mackin Jr
Loraine Tai
Lawrence Jackson
Oleg Ponfilenok
Sarkan Kamil Ahmed
Nuno José Almeida
Krystopher Martel
Steven Martin
Ignas Galvelis
Julia Kellogg
Anthony J. Giordano
Farid De Alba
Maria Katherine Prieto
Andrew Fyan
Brendan Scollard
Alexander Abell
Kent Gustav Daeke
Edward Kelly Medlock
Richard Houghton
Earendil Engelmann
Jason Rigby
Johannes Van Galen
Anmol Jain
Nagoor Haja
Tammy Baines
Anh Tran
Tyrone Evans
Kristin Gowin
Nicolas Mauro
Diana Lesmes
Federico Pichetto
Alice Cummings

Thank You!

From the Zing Drone Solutions Team



Ian Annase 🔗

Founder & CEO

Tampa Bay Inno 25 Under 25. FAA-certified pilot. Master's in Product Development.



Grayson Bertaina 🔗

Chief Innovation Officer (CIO)

MIT Aerospace Engineering. FAA Certified Flight Instructor (CFI). Develops policy and planning for FAA Part 107 and 135 ops.



Aaron Adams 🔗

Chief Operating Officer (COO)

Managing Director at Bonsai Energy Group. 19+ years in the solar industry. Led business operations for 6 startups: 3...



Michael Zeng 🔗

Head of Engineering

MIT Electrical Engineering, Computer Science. Led Zing products from idea to FAA approval & commercialization.



Thy Phan

Marketing Manager

BS candidate at UCF. Digital Marketing Specialist.

Details

The Board of Directors

Director	Occupation	Joined
Ian Annase	Founder & CEO @ Zing Drone Delivery Inc.	2018

Officers

Officer	Title	Joined
Ian Annase	President CEO	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Ian Annase	8,000,000 Common	88.1%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2021	$15,000	Safe	Section 4(a)(2)
06/2021	$75,000	Safe	Section 4(a)(2)
04/2022	$121,411		4(a)(6)
09/2022	$50,000	Safe	Section 4(a)(2)

02/2023	$200,000	Safe	Section 4(a)(2)
08/2023	$10,000	Safe	Section 4(a)(2)
09/2023	$25,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	9,080,000	Yes

Warrants: 0
Options: 0

Form C Risks:

The costs involved with drone delivery will be significant initially for a platform business model. Platform companies such as Uber Eats rely heavily on investment from Venture Capitalists to keep cash flow positivity. The Zing team will do its best to find a business model that will keep the cash flow positive.

The FAA currently manages all of the airspace in the United States, however in the future local government could have a say in airspace. This could cause fractured regulations that will need to be followed in specific areas and could even lead to monetization of the airspace. This will create an environment where drone delivery becomes more expensive.

The liabilities involved with a drone crash incident could be expensive. Zing will acquire liability insurance to protect itself but an incident could have further consequences with the FAA, including a potential loss of certification for the company.

The future of drone delivery depends on the regulatory environment. The FAA currently uses the Part 107 rules that limit drones to flying within visual line of sight. The new Part 135 rules enable drones to fly Beyond Visual Line of Sight with less restrictions. It will be important for Zing to receive this new regulation in order to scale operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our product packaging, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust   ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Zing Drone Delivery Inc.

Delaware Corporation
Organized June 2018
4 employees
1757 SW Crane Creek Cir
Palm City FL 34990 https://zingdrones.com

Business Description

Refer to the Zing Drone Solutions profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Zing Drone Solutions is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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